October 2009: Third Quarter Review

Stocks Extend Recovery into Q3

The stock market continued a robust recovery in the third quarter of 2009 as the S&P 500 gained 15%. Medium-cap stocks continued to lead the way higher, with medium-cap value turning in the best performance with a 22.9% gain. The value segment easily outdistanced the growth segment last quarter, even though growth is still leading year-to-date returns. As the economy recovers, high-quality growth stocks are poised to outperform the value segment.

Recession  Ending;  Earnings  Growing

Most economists expect the country-regionplaceU.S. economy to produce mildly positive GDP growth beginning in the third quarter, marking the beginning of a sluggish recovery into 2010. Many even expect GDP growth to turn negative again sometime next year, resulting in what they call a "W" recovery. However, we anticipate the economy to produce stronger than expected results next year, resulting in better earnings growth for corporate country-regionplaceAmerica than analysts currently forecast. The trend in earnings per share has finally turned higher after a 15% decline in earnings over the last 12 months. Since 1936, after declines this bad or worse, the next 12 months have averaged a robust 27.7% earnings growth. Just as important, the ensuing 12 month period never showed negative earnings growth.

Focus on Quality Stocks

We continue to focus on investing in quality stocks that should flourish in this environment. These companies remain undervalued despite demonstrating strong balance sheets and a history of earnings growth. In contrast, the market's recovery so far this year has been led by lower-quality companies, those with weak or nonexistent profits, mediocre returns on equity, and questionable balance sheets. Companies not earning a profit gained 92% from the March 9 lows through the end of August, compared with a 47% rise for companies that had the highest profit margins. Companies with the lowest return on equity outperformed those with the highest by more than 2 to 1.

Historical data show this kind of low-quality rally has occurred in the past, but has also been short-lived. In fact, as we enter the final quarter of the year, we are already seeing evidence that higher-quality stocks are beginning to perform better, as they normally do. With the exception of the financial sector, where the most damage occurred to earnings this year, our top five new stock purchases and our top five holdings boast high returns on equity and strong records of earnings growth. The best performing segments so far this year are technology, consumer discretionary and materials, all of which we continue to overweight in our portfolio.


MARKET  SECTOR  PRICE  CHANGES



                           % 3 Months          %YTD
S&P 500 Index                   15.0%         17.0%
Russell Large Index             15.5%         18.9%
Russell Mid Index               20.1%         30.6%
Russell Small Index             18.9%         21.0%
Russell 3000 Index              15.7%         19.1%




Last  3  Months  and  YEAR-TO-DATE



                     VALUE  BLEND  GROWTH
                      17.5%  15.5%  13.5%          LARGE
                      12.3%  18.9%  25.4%
                      22.9%  20.1%  17.3%          MEDIUM
                      24.8%  30.6%  35.8%
                      22.1%  18.9%  15.8%          SMALL
                      14.2%  21.0%  28.4%




ECONOMIC  SECTOR  ALLOCATION



Sector                       Fund        S&P 500
Consumer Discretion          12.9%          9.1%
Consumer Staple               4.2%         11.5%
Energy                        7.9%         11.7%

Financial                    13.7%         15.4%
Health Care                  11.2%         13.5%
Industrials                   5.3%         10.0%

Information Tech             19.0%         18.5%
Materials                     5.1%          3.4%
Telecommunications            0.9%          3.2%

Utilities                     0.8%          3.8%
Sector-Specific ETFs         14.2%           N/A
Cash                          2.5%           N/A
Other                         2.3%           N/A



STOCK  SECTOR  ALLOCATION



VALUE     BLEND     GROWTH
  13%       21%        26%        LARGE

   2%        7%        18%        MEDIUM

   3%        5%         5%        SMALL



Stock allocation by size and price-Growth stocks are higher priced stocks, meaning they have above-average P/E ratios, while value stocks, with their below-average P/E ratios, are lower priced stocks.


TOP  FIVE  NEW  STOCK  HOLDINGS
           ---



                                    % of Fund
Chipotle Mexican Grill                   2.2%
Blackrock Inc                            1.9%
Ross Stores Inc                          1.6%
Rock Tenn Co                             1.6%
Newmarket Corp                           1.6%



TOP  FIVE  STOCK  HOLDINGS



                                      % of Fund
Apple Inc                                  2.7%
Chipotle Mexican Grill                     2.2%
JP Morgan Chase & Co Inc                   2.0%
International Business Machs               1.9%
Blackrock Inc                              1.9%



Investment objectives, risks, expenses, and other information about the Fund are contained in the prospectus. You may obtain a copy by calling 888.223.0600.
Please  review  it  carefully  before  investing.